International Development Corp.
                         534 Delaware Avenue, Suite 412
                             Buffalo, New York 14202
                               Tel. (416) 490-0254



                                 April 12, 2005

Mr. Ryan Rohn
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549


     RE:  INTERNATIONAL DEVELOPMENT CORP.
          FORM 10-KSB AND FORM 10-KSB/A FOR THE FISCAL YEAR ENDED AUGUST 31,
          2004
          FORM 10-QSB FOR THE QUARTER ENDED NOVEMBER 30, 2004
          FILE NO. 000-31343

Dear Mr. Rohn:

     With respect to the above-captioned matter, please be advised that International Development Corp. (the "Registrant") will amend its Form 10-KSB/A for the Fiscal Year Ended August 31, 2004 to reflect any changes required therein as discussed below in response to your comments. We would ask that you review our replies to your comments and advise if we have adequately responded to your comments so that we may then file the amended Form 10-KSB/A reflecting these changes.

FORM 10-KSB AND FORM 10-KSB/A FOR THE FISCAL YEAR ENDED AUGUST 31, 2004

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS, P. 11

     1. We will amend the Company's August 31, 2004 Form 10-KSB/A filing under this item to include the following:

          During the second half of the year ended August 31, 2004, the Company focused its time and efforts in developing new marketing strategies and discussing potential plans to reorganize the Company in an effort to increase sales of its water purification and activation products. Subsequent to the year ended August 31, 2004, the Company formalized a plan to reorganize the Company, in which the water treatment operations would be spun off into a wholly-owned subsidiary of the reorganized corporation, as the focus of the reorganized corporation would be on identifying and closing focused acquisitions and building the Company through steady planned growth. As a result of the time spent on the Company's development of new marketing strategies and discussions on potentially reorganizing the Company, the Company's focus on generating new sales was limited, therefore directly resulting in far fewer sales during the year ended August 31, 2004 in comparison to year ended August 31, 2003. During the year ended August 31, 2004 the Company had incurred very minimal direct costs relating to the development of new marketing strategies and discussions regarding the potential reorganization of the corporation. All costs associated with the formal reorganization plan were incurred and recorded in the financial statements subsequent to the year ended August 31, 2004.


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ITEM  8A.  CONTROLS  AND  PROCEDURES,  P.  13

     2. We will amend the Company's August 31, 2004 Form 10-KSB/A filing under this item to read as follows:

          Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The ineffective controls and procedures resulted in the Company incorrectly stating that it had terminated its water purification business, and was determined to be an isolated incident and had an immaterial effect on the Company's Form 10-KSB Annual Report. Management has taken the necessary actions to revise the ineffective controls and procedures to prevent future failures, which was a direct result of a breakdown in communications on this isolated matter.

FORM10-QSB FOR THE QUARTER ENDED NOVEMBER 30, 2004

BALANCE  SHEETS,  P.1

     3. Due to the formalization of the reorganized corporation not being completed until January 2005, the Company has continued to focus on the corporate reorganization and not on generating sales since the last fiscal year ended August 31, 2004, thereby directly resulting in no sales during the reorganization period. As part of the reorganization, we have renegotiated and have obtained new distributor agreements. The new agreements allow our distributors to test our water purification products on line at potential customers' locations for periods up to 120 days. The first testing units were not installed until January 2005, therefore formal sales are not anticipated until the quarter ended May 31, 2005. Based on some of the preliminary test results, from units that are still in the testing stage, we believe that most of the testing units will result in sales for the Company. Based on discussions with our distributors and the preliminary results from the testing units, we estimate that we will be able to sell approximately 100 units over the next twelve to eighteen months, resulting in the liquidation of the current inventory on hand plus minimal additional purchases of new units from the manufacturer by the fiscal year ended August 31, 2006. At the present time, the Company knows of no other comparable competitive product that could potential make our water purification system obsolete. We anticipate to record sales of our water purification systems during the third and fourth quarters of the fiscal year ended August 31, 2005. In the event that the Company is unable to generate significant sales of its water purification products, the Company does have the right to return the unsold units to the manufacturer for a cash refund of the original purchase amount. Based on these facts, we do not believe that the Company requires an inventory reserve at this time, and we will continue to assess the need for an inventory reserve in the future on a quarterly basis.

     4. We will in the future, revise our accounting policy, as disclosed in our Form 10-KSB Annual Report, for Accounts Receivable and Allowance for Doubtful Accounts to further describe our ongoing evaluations of our customers' financial condition and the collectbility of the corresponding receivables for determining specific bad debts in addition to taking into consideration of the age of the past due receivable.

          The Registrant hereby acknowledges the following:

          - The adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.

          - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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     Please  direct  any  questions  or  comments  about  this  letter  to  the undersigned at the address and telephone number indicated above, as well as the Registrant's attorney, Norman T. Reynolds, Esq. at 815 Walker Street, Suite 1250, Houston, Texas 77002, telephone (713) 237-3135. Thank you.

                                                    Very Truly Yours,



                                                    Betty-Ann Harland


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